Exhibit 99.2

Intelligent Living Application Group Inc.

PROXY FOR EXTRAORDINARY GENERAL MEETING

To Be Held on December 15, 2025

THE BOARD RECOMMENDS A VOTE FOR

THE PROPOSALS.

1. To approve a share consolidation of all the issued and outstanding and authorized and unissued ordinary shares (the “Ordinary Shares”) and preferred shares including Series A and Series B preferred shares (the “Preferred Shares”) of the Company be consolidated, with a corresponding increase in the par value of the Company’s Ordinary Shares and Preferred Shares, at any one time or multiple times during a period of up to one year after the date of the approval of the authorization of Share Consolidations by the shareholders of the Company, at the exact consolidation ratio and effective time as the Board of Directors of the Company (the “Board” or “Directors”) may determine from time to time in its absolute discretion provided that the accumulative consolidation ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each, a “Share Consolidation”) shall not be more than 1:200 (the “Range”), to be determined by the Company’s Board in its sole discretion. The registered office provider is authorized to file the Share Consolidation based on these resolutions and board resolutions to be adopted in relation to such Share Consolidation (the “Share Consolidation”).

______FOR	______ AGAINST	_____ ABSTAIN

2. To approve, in respect of any all fractional entitlements to the issued consolidated shares resulting from the Share Consolidation, the Directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account) whether or not the same is available for distribution and applying such sum in paying up unissued Ordinary Shares and Preferred Shares to be issued to shareholders of the Company to round up any fractions of Ordinary Shares and Preferred Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation (the “Fractional Share Arrangement”)

_____ FOR	_______ AGAINST	______ ABSTAIN

This Proxy is solicited on behalf of the management of Intelligent Living Application Group Inc. This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this Proxy will be voted FOR the proposals described above.

TO VOTE ONLINE: www.Transhare.com click on Vote Your Proxy

Enter Your Control Number:

TO VOTE BY EMAIL: Please email your signed proxy card to Proxy@Transhare.com

TO VOTE BY FAX: Please fax this proxy card to 1.727. 269.5616

TO VOTE BY MAIL: Please sign, date and mail to

Proxy Team

Transhare Corporation

17755 US Highway 19 N, Suite 140

Clearwater FL 33764

The undersigned hereby appoints Bong Lau and Frederick Wong as proxy, with the power to appoint their substitute, to vote all the ordinary shares of the Company which the undersigned would be entitled to vote if personally present at the Extraordinary General Meeting of Stockholders to be held at Unit 2, 5/F, Block A, Profit Industrial Building, 1-15 Kwai Fung Crescent, Kwai Chung, New Territories, Hong Kong, on December 15, 2025, at 10:00 a.m. local time, or at any postponement or adjournment thereof, and upon any and all matters which may properly be brought before the Meeting or any postponement or adjournments thereof, hereby revoking all former proxies.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

IMPORTANT: Please date this Proxy and sign exactly as your name or names appear hereon. If shares are held jointly, both owners must sign. Executors, administrators, trustees, guardians and others signing in a representative capacity should give their full titles.

Signature of Shareholder	Signature of Joint Shareholder

Dated: